SEC FILE NUMBER 001-14487
CUSIP NUMBER 879246106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tele Norte Leste Participações S.A.

(Full name of registrant)

N/A

(Former name if applicable)

Rua Humberto de Campos, 425/8° andar-Leblon

(Address of principal executive office (street and number))

22430-190 Rio de Janeiro, RJ, Brazil

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report on Form 20-F of Tele Norte Participações S.A. (the “Registrant”) for the year ended December 31, 2009 (the “Annual Report”) could not be filed within the prescribed time period (i.e., on or before June 30, 2010) without unreasonable effort or expense due to unexpected difficulties in processing final changes to the Annual Report, which were not rectified until after the 5:30 p.m. EDGAR submission deadline on June 30, 2010.

We anticipate being able to file our Form 20-F within the permitted 15 calendar day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marcelo Augusto Salgado Ferreira	(+55 21)	3131-3141
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the financial statements of the Registrant prepared under Brazilian GAAP, net operating revenue for the year ended December 31, 2009 was R$29,881 million, representing a 59.5% increase over net operating revenue of R$18,736 million for the year ended December 31, 2008. Net loss in the year ended December 31, 2009 was R$436 million, or R$1.14 per share, compared to net income of R$1,154 million, or R$3.02 per share, for the year ended December 31, 2008.

Tele Norte Leste Participações S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2010	By	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer